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Jennifer Piette

Founder, CEO at Narrative Food

Greater Los Angeles Area · 500+ connections · **Contact info**

Narrative Food

A **Amherst College**

About

After working for 25 years as a screenwriter in Europe -- where people have a very different relationship to food -- I returned to the US and founded Out of the Box Collective in 2010, with the goal of inspiring people to get back into their kitchens with amazing ingredients, and back around the table with their loved ones creating la   ... see more

Activity

822 followers

 **Narrative Food #bcorp #wethechange is proud to stand with the American publi...**
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4 Reactions

 **Great list! We would love to join these wonderful companies — in fact...**
Jennifer commented

 **So proud to be a member of the @thefemalefoundercollective —...**
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18 Reactions

 **Let's change the paradigm, for real #bcorp #wethechange**
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4 Likes

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Experience

 **Narrative Food**
9 yrs 3 mos

   **Founder, CEO**
Mar 2019 – Present · 7 mos
Greater Los Angeles Area

   **Founder, CEO**
Jul 2010 – Present · 9 yrs 3 mos

I love my long standing relationships with the very best organic growers and food makers in California, and introducing them to our customer base with curated weekly boxes of food with a different theme each week. Take back cooking, take control of your health, and create lasting memories around the table with your loved ones.

Screenwriter
Various Film Production Companies
1995 – 2000 · 5 yrs
Lisbon Area, Portugal

Wrote the feature film screenplay adaptation of The Greenpeace, the Inside Story, by Rex Weyler

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Education

Amherst College
BA, European Studies
1981 – 1985

Phillips Exeter Academy
Highschool
1979 – 1981

Skills & Endorsements

Entrepreneurship · 26

Lorraine Schuchart, APR - Social Entrepreneur and 25 connections have given endorsements for this skill

Food · 10

Annabel Youens and 9 connections have given endorsements for this skill

Social Entrepreneurship · 9

Barbara Payson and 8 connections have given endorsements for this skill

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